Exhibit 99.49

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces Completion of C$8.1 Million Private Placement

Toronto, Ontario – June 21, 2012

Energy Fuels Inc. (TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce the closing of the previously announced private placement of subscription receipts (the “Private Placement”). A total of 35,500,500 non-transferable subscription receipts (“Subscription Receipts”) were issued by the Company at a price of C$0.23 per Subscription Receipt for total gross proceeds of C$8,165,115 pursuant to an agency agreement with Dundee Securities Ltd. (as lead agent), Haywood Securities Inc., Scotia Capital Inc. and Versant Partners Inc. dated June 21, 2012. The agents’ option to sell additional Subscription Receipts was exercised in full.

The net proceeds of the Private Placement will be placed into escrow pending release upon the satisfaction of certain conditions relating to the previously announced transaction with Denison Mines Corp. anticipated to close on June 29, 2012.

Upon satisfaction of the escrow release conditions, each Subscription Receipt will be exchanged for one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of C$0.265 until June 22, 2015. If the escrow release conditions are not satisfied on or before July 31, 2012, the escrowed funds together with interest earned thereon will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

All securities issued in connection with the Private Placement are subject to a statutory hold period which expires October 22, 2012.

About Energy Fuels:
Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Stephen P. Antony
President & CEO
(303) 974-2140
s.antony@energyfuels.com
www.energyfuels.com